UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of June 2011
Commission File Number: 001-31221
Total number of pages: 04

NTT DOCOMO, INC.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.
Date: June 20, 2011	By:	/S/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

Information furnished in this form:
1.	Voting Results of the 20th Ordinary General Meeting of Shareholders

Tokyo Stock Exchange: 9437
London Stock Exchange: NDCM
New York Stock Exchange: DCM
June 20, 2011
NTT DOCOMO, INC.
11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo
Ryuji Yamada
President and CEO
VOTING RESULTS OF
THE 20th ORDINARY GENERAL MEETING OF SHAREHOLDERS
All of the resolutions were approved at the 20th Ordinary General Meeting of Shareholders held on June 17, 2011.
Matters reported
(1)	Date for the Ordinary General Meeting of Shareholders:

June 17, 2011
(2)	Matters resolved:
Item 1:	Appropriation of Retained Earnings
(1)	Proposed Appropriation of Dividend Assets to Shareholders and Total Amount of Dividend Payment
¥2,600 per share of common stock of the Company
Total Amount of Dividend Payment: ¥107,815,762,600

(2)	Effective Date of the Appropriation of Dividends from Retained Earnings
June 20, 2011
Item 2:	Partial Amendment to the Articles of Incorporation
It was decided to amend the terms of Article 2 (Purpose of business) to prepare for potential business deployment in the future.
Item 3:	Election of 3 Directors
Tsutomu Shindou, Wataru Kagawa and Kazuhiro Yoshizawa were elected and appointed as Directors.

Item 4:	Election of 4 Corporate Auditors

Shuro Hoshizawa, Kyouichi Yoshizawa, Haruo Morosawa and Eiko Tsujiyama were elected and appointed as Corporate Auditors.
(3)	The number of votes for, against or abstentions on each proposal, requirements for approval and Voting results:

	Number of	Number of			Voting results and
	votes for	votes against	Number of	Requirements	ratio of voting for
Matters resolved	proposal	proposal	abstentions	for approval	proposal (%)
Item 1	36,805,458	15,912	5,167	*1	Approved *4 98.99
Item 2	36,812,076	9,018	5,451	*2	Approved *4 99.01
Item 3				*3
Tsutomu Shindou	35,875,155	930,590	20,604		Approved 96.49
Wataru Kagawa	35,874,576	931,169	20,604		Approved 96.49
Kazuhiro Yoshizawa	35,875,094	930,651	20,604		Approved 96.49
Item 4				*3
Shuro Hoshizawa	36,123,696	687,179	15,310		Approved 97.16
Kyouichi Yoshizawa	31,237,688	5,573,187	15,310		Approved 84.02
Haruo Morosawa	36,586,616	230,239	9,330		Approved 98.40
Eiko Tsujiyama	36,579,881	236,974	9,330		Approved 98.38

*1	Resolution shall be approved at the shareholder meeting by a vote of half or more of the voting rights represented thereat.

*2
Resolution shall be approved at the shareholder meeting with a quorum of one-third (1/3) of the voting rights of all shareholders with exercisable voting rights and by a vote of two-thirds (2/3) or more of the voting rights represented thereat.

*3
Resolution shall be approved at the shareholder meeting with a quorum of one-third (1/3) of the voting rights of all shareholders with exercisable voting rights and by a vote of half or more of the voting rights represented thereat.

*4
A motion to amend Item 1 and Item 2 was brought forth by a shareholder at the meeting. However, because the original resolutions were duly approved under the Corporation Law and the motion for amendment did not pass, votes regarding this motion are not included.

(4)	Notes regarding the calculation of the number of votes exercised by certain shareholders at the meeting:
All agenda items respectively met the requirements for approval by the sum of the votes exercised up to the day prior to the Meeting, plus the number of votes exercised by certain shareholders present at the meeting, who could be confirmed with votes for, against or abstaining on each proposal. Consequently, we did not calculate the number of votes for, against or abstaining with respect to shareholders present at the meeting, with the exception of those by aforementioned certain shareholders.